Thank you to Invesco shareholders

A thank you to the shareholders who voted yes for
Proposal 4 – Simple Majority Vote
The annual meeting was on May 10, 2018.

 On May 2, 2018 the company said the proposal would likely pass.
Please contact the Invesco Board of Directors to support the implementation of this proposal which may appear as a related company proposal on the 2019 Invesco ballot.

John Chevedden
On behalf of James McRitchie, Invesco Ltd. Shareholder

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.  The shareholder urges shareholders to vote at the 2019 annual meeting following the instruction provided in management’s proxy mailing.